Exhibit 99.3

Dear Fellow Shareholders,

Genmab A/S will hold an Extraordinary General Meeting on October 7, 2026, to request shareholder approval of the Board of Directors' remuneration for 2026.

At the 2024 and 2025 Annual General Meetings, 66% and 71%
of shareholders, respectively, voted in favor of the Board's remuneration proposal.


SHAREHOLDER SUPPORT FOR THE REMUNERATION PROPOSAL
2024 AGM
66%
2025 AGM
71%
Despite the increase in support, dissent remained meaningful in both years.
Ahead of the 2026 AGM, indications of shareholder support suggested that the proposal would not receive the required majority although the proposal was unchanged since 2025.
The Board therefore withdrew resolution 7a and initiated a comprehensive shareholder outreach to better understand the concerns underlying the voting outcomes, which informed the proposal now being put forward.

Over the past several months, members of the Board and management met with a broad cross-section of our shareholder base, including institutional shareholders, stewardship teams, governance specialists and proxy advisors. We reached out to shareholders representing over 60 percent of the Company's share capital and met with 18 investors and proxy advisors representing approximately one-third of the share capital, including a significant number of Genmab's top 40 shareholders. For additional context, a video outlining the shareholder outreach process and selected supporting materials are available on Genmab's website[1]. We would like to express sincere appreciation for the time spent and feedback provided.

While a majority of investors with whom we met expressed support for Genmab's current director remuneration framework, some raised questions regarding peer group, remuneration levels and the use of equity awards. Shareholders also consistently encouraged enhanced disclosures of the Board's remuneration approach and methodology.

The Board carefully considered this feedback and reviewed the remuneration framework. As a result, the Board recalibrated the peer group to an equal mix of U.S. and European companies, while determining to retain the current remuneration levels and service-based RSU structure. The Board also committed to enhancing disclosure regarding its remuneration approach and decision-making. These conclusions and the Board's rationale are discussed in greater detail below.

[1] https://ir.genmab.com/annual-general-meeting

Genmab A/S Carl Jacobsens Vej 30, DK-2500 Valby, Denmark
Tel. +45 7020 2728 **www.genmab.com** **CVR no.** 2102 3884

Exhibit 99.3 Genmab A/S Carl Jacobsens Vej 30, DK-2500 Valby, Denmark Tel. +45 7020 2728 www.genmab.com CVR no. 2102 3884 In the context of its deliberations and responsive actions, the Board identified three considerations that are central to the Board’s approach: Genmab is Evolving and Needs Highly Skilled Board Members The Pool of Qualified Candidates is Small and Highly Competitive The US Market is an Important Market for Sourcing Director Talent • Genmab is entering a fundamentally different phase in its evolution. While historic value creation has been driven largely by scientific innovation and discovery, future patient and shareholder value will increasingly depend on executing late-stage clinical development, securing global regulatory approvals and successfully launching proprietary cancer medicines in an increasingly complex and competitive market. • This evolution requires a Board with complementary skills and experience in pivotal oncology registration programs, FDA interactions, global and U.S. launches, commercialization and lifecycle management. Directors with capital markets experience are also necessary to provide insight and oversight on governance, capital allocation and strategic priorities. • Oncology development and commercialization are increasingly complex, driven by evolving standards of care, precision medicine, biomarker strategies, combination therapies and intense competition. Success requires not only regulatory approval but also navigating a complex ecosystem of diagnostics, physicians, treatment guidelines, payers and evidence generation. Candidates with this combination of global experience and capabilities are limited and highly sought after. • While talented life sciences leaders can be found globally, the largest concentration of executives with late-stage oncology development and commercial launch experience is in the U.S., reflecting the scale of its biotechnology sector, concentration of oncology innovation and the FDA’s central role in global oncology drug development. The U.S. is therefore an important talent market for the capabilities Genmab seeks to add to the Board. Attracting directors with these capabilities requires a remuneration framework that is competitive in the markets where they are found. That is the core rationale for Genmab's international benchmarking approach and why the Board believes the proposed remuneration levels and service-based RSU structure are in the long-term interest of all shareholders.

Exhibit 99.3 Genmab A/S Carl Jacobsens Vej 30, DK-2500 Valby, Denmark Tel. +45 7020 2728 www.genmab.com CVR no. 2102 3884 Principal Feedback Themes that We Heard from Our Shareholders During our engagement, investors expressed a range of perspectives regarding our director remuneration framework. While several remain supportive of the current program, we would like to take this opportunity to summarize the principal feedback themes we heard from those investors who raised questions and the Board’s responsive deliberations and actions. Shareholders expressed a desire for the Board to demonstrate responsiveness • The Board values ongoing shareholder dialogue and regularly engages with shareholders and proxy advisors on governance and remuneration matters. • The Board recognizes that recent shareholder support for Board remuneration and expected support ahead of the 2026 AGM, required a more comprehensive response. It therefore conducted the extensive outreach described above, considered the principal alternatives raised and took responsive action where appropriate. • The Board also recognizes that some shareholders and proxy advisors apply policies and governance perspectives that differ from Genmab’s approach to Board remuneration, and differing views may remain. The Board believes responsiveness requires understanding the reasons for dissent, carefully considering alternatives and transparently explaining its actions and rationale. In reaching its conclusions, the Board sought to balance shareholder perspectives with its responsibility to act in the interests of all shareholders and support Genmab’s long-term success. Is the current global peer group used for compensation benchmarking purposes appropriate for Genmab? • We believe the current peer group includes comparable global biotechnology companies and reflects Genmab’s global talent strategy, geographic footprint and operations. However, we recognize that certain proxy advisors and shareholders benchmark Genmab primarily against Danish, Nordic and European companies. • In response to feedback that the peer group is too U.S.-weighted, the Board recalibrated it from 13 U.S. and 7 European companies to an equal mix of 10 U.S. and 10 European companies. The recalibrated peer group maintains an international perspective while increasing European representation. Genmab ranks at the 58th percentile by revenue and 64th percentile by market capitalization. The recalibrated peer group is set out in the Exhibit. Is the quantum of director remuneration reasonable? • We heard varied views on director remuneration. Many shareholders supported the need for globally competitive pay to attract best-in-class directors, while others primarily compared Genmab with Danish, Nordic and European peers, indicating above-market pay levels. • The Board reassessed remuneration against the existing and recalibrated peer groups. Annual director remuneration is at the 31st percentile of the existing peer group and 45th percentile of the recalibrated peer group, while Genmab is above median by both revenue and market capitalization.

Exhibit 99.3 Genmab A/S Carl Jacobsens Vej 30, DK-2500 Valby, Denmark Tel. +45 7020 2728 www.genmab.com CVR no. 2102 3884 • Despite this positioning, and in light of shareholder feedback, the Board considered reducing overall director remuneration. After reviewing the feedback and benchmarking against both peer groups, it decided not to adjust remuneration at this time. See the Exhibit for further information on director remuneration versus the recalibrated peer group. Is the inclusion of RSUs as an element of director remuneration appropriate? • The Board believes Genmab’s remuneration structure should enable it to compete for the limited pool of directors with the capabilities needed for its next phase. Equity-based remuneration is an established element of director compensation in the international biotechnology talent market, particularly in the U.S. • The Board recognizes that equity awards can raise governance and independence considerations. Accordingly, RSUs are fixed, service-based awards, unlike performance-based awards or stock options, and are intended to promote long-term ownership and shareholder alignment rather than short-term incentives or compromise independent judgment. • In response to shareholder feedback, the Board considered alternatives, including replacing RSUs with additional cash or outright shares and modifying vesting arrangements. It also considered concerns regarding continued-service vesting and director independence. • After considering these factors, the Board decided to retain the existing service-based RSU structure. Many institutional investors supported equity ownership by non-executive directors where awards are not performance-based, while others preferred cash-only remuneration. The Board believes fixed, service-based equity awards combined with cash fees provide a competitive package and support long-term shareholder alignment. Awards have no performance conditions and are pro-rated if Board service ends before vesting. Shareholders requested enhanced disclosure relating to director remuneration • Several shareholders encouraged greater transparency on the rationale and design of director remuneration. We agree that disclosure can be enhanced. • As a first step, these EGM materials provide more detail on shareholder consultation, feedback, alternatives considered, the Board’s decision-making process and the rationale for the proposal. • We will build on this approach in the 2026 Compensation Report with continued robust disclosure on director remuneration, including the peer group and benchmarking methodology, rationale for pay decisions and shareholder feedback received. Following the withdrawal of the proposal at the 2026 AGM, we listened carefully to our shareholders, considered the principal alternatives raised through the engagement process and made changes where we believe they are appropriate. The proposal we are now putting forward reflects that process and the Board’s judgment as to the approach that best serves the interests of Genmab and its shareholders as a whole.

Exhibit 99.3 Genmab A/S Carl Jacobsens Vej 30, DK-2500 Valby, Denmark Tel. +45 7020 2728 www.genmab.com CVR no. 2102 3884 The peer group has been rebalanced, the economics and governance rationale of the director equity award have been set out in full, and the Board's decision making on each point has been disclosed transparently including on points where the Board has chosen not to change its approach, and why. The Board believes this represents a substantive and good-faith response to the concerns shareholders raised. The Board is confident that this proposal and the process by which it was reached merits your support. On behalf of the Board, we respectfully ask for your support by voting FOR the proposal at the EGM. Genmab remains committed to maintaining close dialogue with investors and upholding the highest standards of transparency, alignment, and accountability. If you have any questions in advance of the EGM, please contact either Peter Storm Kristensen, Vice President, Corporate Secretary (psk@genmab.com) or Andrew Carlsen, Vice President, Head of Investor Relations (acn@genmab.com). Thank you for your continued engagement, your thoughtful feedback and your support of Genmab. Sincerely, Deirdre Connelly Elizabeth O’Farrell Chair of the Board of Directors Chair of the Compensation Committee

Genmab

Exhibit 99.3

Exhibit: Peer Group Pre- and Post-Recalibration Financials and Director Remuneration

Company	Market Cap As of 12/31/25	Revenue FY 2025	Total Comp Per Director	Country
ALK-Abelló	$7,949	$992	$92,400	Denmark
Alnylam Pharma	$52,535	$3,714	$479,500	United States
argenx	$51,507	$4,236	$480,250	Netherlands
BeOne Medicines	$33,619	$5,343	$470,500	United States
Biogen	$25,818	$9,891	$452,000	United States
BioMarin Pharma	$11,417	$3,221	$486,300	United States
BioNTech	$22,891	$3,370	$155,940	Germany
Exact Sciences	**$19,273**	**$3,247**	**$388,000**	**United States**
Exelixis	$11,799	$2,320	$483,400	United States
H. Lundbeck	$6,508	$3,872	$121,500	Denmark
Hikma Pharma	**$4,620**	**$3,349**	**$119,460**	**United Kingdom**
Incyte	$19,391	$5,141	$486,300	United States
Ionis Pharma	**$12,814**	**$944**	**$479,500**	**United States**
Ipsen	$11,471	$4,613	$101,700	France
Jazz Pharma	$10,330	$4,268	$497,500	United States
Moderna	$11,523	$1,944	$505,000	United States
Neurocrine Bio	$14,141	$2,861	$481,000	United States
Recordati Industria	**$11,659**	**$3,074**	**$114,130**	**Italy**
Sarepta Thera	**$2,255**	**$2,198**	**$373,950**	**United States**
Swedish Orphan Bio	$12,444	$3,064	$130,240	Sweden
UCB	$53,227	$9,089	$220,972	Belgium
United Thera	$20,979	$3,183	$487,000	United States
Zealand Pharma	**$5,165**	**$1,449**	**$263,333**	**Denmark**
Pre-Calibration (Current) Peer Group				
75th Percentile	$23,623	$4,354	$484,125	
Median	**$13,478**	**$3,308**	**$475,000**	
25th Percentile	$11,458	$2,725	$204,714	
Genmab	**$19,630**	**$3,720**	**$362,550**	**Denmark**
-- %ile Rank	*64P*	*58P*	*31P*	
Post-Recalibration (50% US / 50% Euro) Peer Group				
75th Percentile	$23,623	$4,354	$484,125	
Median	**$12,122**	**$3,359**	**$461,250**	
25th Percentile	$11,146	$3,013	$128,055	
Genmab	**$19,630**	**$3,720**	**$362,550**	**Denmark**
-- %ile Rank	*64P*	*58P*	*45P*	

Key: Removal **Addition**

Rationale for Changes:

U.S. Removals

Exact Sciences: Acquired by Abbott Laboratories in March 2026

Ionis Pharma: Revenue below $1B

Sarepta Thera: Market cap depreciation

European Additions

Hikma Pharma: Size / industry appropriate

Recordati Industria: Size / industry appropriate

Zealand Pharma: Size / industry appropriate, Danish

Genmab A/S Carl Jacobsens Vej 30, DK-2500 Valby, Denmark
Tel. +45 7020 2728 **www.genmab.com** **CVR no.** 2102 3884